UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 10-SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                 Joshua Tree Construction, Inc.
         (Formerly Known As Joshua Tree Finishers, Inc.)
         (Name of Small Business Issuer in its charter)


Nevada                                88-0432004
(State or other jurisdiction of      (I.R.S. Employer
incorporation or organization)        Identification Number)


7564 Ortega Spring Avenue, Las Vegas, Nevada 89128
(Address of principal executive offices)     (Zip code)

Issuer's telephone number:  (702) 242-1254


Securities to be registered under section 12(b) of the Act:

Title of Each Class         Name on each exchange on which
to be so registered         each class is to be registered


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 3,097,300 issued and outstanding as of December 20, 2000.


              Harold P. Gewerter & Associates
                   Harold Gewerter, Esq.
               101 Convention Center Drive
                 Las Vegas, Nevada 89109
     (Name, Address and Telephone Number of Agent for Service)

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                        TABLE OF CONTENTS



Part I                                                           4

 Item 1.    Description of Business                              4

 Item 2.    Management's Discussion and Plan of Operation        9

 Item 3.    Description of Property                              10

 Item 4.    Security Ownership of Management and Others and
            Certain Security Holders                             11

 Item 5.    Directors, Executive Officers, Promoters and Control
            Persons                                              11

 Item 6.    Executive Compensation                               13

 Item 7.    Certain Relationships and Related
            Transactions                                         14

 Item 8.    Description of Securities                            15

Part II                                                          16

 Item 1.    Market for Common Equity and Related Stockholder
            Matters                                              16

 Item 2.    Legal Proceedings                                    17

 Item 3.    Changes in and Disagreements with Accountants        17

 Item 4.    Recent Sale of Unregistered Securities               17

 Item 5.    Indemnification of Directors and Officers            17

Part F/S                                                         19

 Item 1.    Financial Statements                                 19

Part III                                                         22

 Item 1.    Index to Exhibits                                    30

SIGNATURES                                                       31


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                   FORWARD LOOKING STATEMENTS

This Registration Statement contains forward-looking statements. Forward-looking statements include those that make explicit use of forward-looking terminology such as "outlook," "believes," "expects," "appears," "may," "will," "should," "anticipates," or the negative thereof. Other comparable terminology or discussions of strategy also identify forward-looking statements.

The forward-looking statements reflect the Registrant's beliefs about future events and are subject to known and unknown risks and uncertainties. Among sources of risks and uncertainties are economic, competitive, regulatory, and general business factors.

Known risk factors include, without limitation:

1. The availability of sufficient funding to pursue the Registrant's business plan.

2. The Registrant's ability to attract and integrate key personnel.

3. The Registrant's ability to generate customer interest and demand for its services.

4.   Weather conditions.

5.   Labor costs.

6.   Materials costs.

7.   Seasonality.

8. The effect of regional economic conditions on the construction industry.

9.   The intensity of competition and pricing pressures.

10.  General economic conditions.

Due to these risks and uncertainties, actual results of operations and financial condition of the Registrant may differ materially from those expressed or implied in the forward-looking statements. Therefore, all forward-looking statements made in connection with this Form 10-SB are expressly qualified in their entirety by these cautionary statements. You should not rely on these forward-looking statements due to the uncertainty surrounding such statements.

                        CORPORATE COUNSEL

The Registrant has retained Harold P. Gewerter, Esq. (101 Convention Center Drive, Suite 1225 Las Vegas, Nevada 89109) as the Corporate Counsel to review and assist with the preparation of this Registration Statement. The responsibility of the Corporate Counsel is to ensure that this Registration Statement complies in form with all applicable rules and regulations. The Corporate Counsel, however, does not pass on the accuracy or completeness of disclosures in this Registration Statement, which remain a responsibility of the Registrant.


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                             Part I

The Registrant is filing this Form 10-SB on a voluntary basis in order to:

1.   provide current information to the investment community;

2. expand the availability of secondary trading exemptions under the Blue Sky laws and expand the trading market in the Registrant's securities; and

3. comply with the prerequisites for listing of the Registrant's securities on the OTC Bulletin Board.

Item 1.    Description of Business

A.   Business Development and Summary

The Registrant was originally formed as Joshua Tree Finishers, Inc., a Nevada corporation, on July 23, 1999. On July 21, 2000, the Registrant changed its name to Joshua Tree Construction, Inc. ("Joshua Tree" or the "Company"). The Company's Articles of Incorporation authorized it to issue up to twenty million (20,000,000) shares of common stock at a par value of $0.001 per share and five million (5,000,000) shares of preferred stock at a par value of $0.001 per share. The Company is filing this Form 10-SB voluntarily to establish a fully reporting status with the SEC. Having a fully reporting status is a necessary step to have the Company's stock listed on the OTC Bulletin Board in the future. For that purpose, the Company voluntarily will continue filing all reports and forms as required by existing legislation and the SEC rules. As of the date of this Registration Statement, the Company does not have a market maker and has not discussed any aspects of its operations with any market maker or registered broker.

Joshua Tree is a development stage company. It operates in the building construction and building contractor industry. The Company plans to provide professional and cost-effective finishing and build-out work for general contractors as well as commercial and residential property owners.

The  Company's goal is to establish a competitive position  as  a provider  of  contracting services for interior finish  work  and
build-out  construction  activities.   The  Company  intends   to
achieve this goal by:

1.   realizing operational efficiencies;

2.   growing the business internally and externally; and

3.   pursuing strategic alliances.

Joshua Tree is a small company with limited operating history. Its prospects must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development, introduction, marketing and distribution of services in a competitive environment.

B.   Business of Issuer

(1)  Principal Products and Services and Principal Markets

Joshua Tree is a development stage construction finish work and build-out company. The Company offers a variety of finish work and build-out contracting services including installation and design, for both new and renovation projects in the commercial, industrial, and residential markets in Southern Nevada.


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The Company offers the following services:

1.   inside build-outs and finish work in commercial buildings;

2.   residential room additions, build-outs, and finish work;

3.   patios and patio covers construction;

4. build-outs and finish work for apartment and multi-dwelling residential properties; and

5.   fiberglass reinforced paneling.

There are typically two stages in the process of building houses, commercial projects, apartment complexes, or office buildings:

1.   rough out and

2.   finish out.

Rough out involves all activities pertaining to developing the structural aspects of a building. This includes leveling land for suitable construction, laying foundations, and framing structures. Finish out construction prepares a structure for general use, once the framework is in place. There are various specialties in the field of finish out activities, such as electrical finishing, dry-walling, and flooring. The Company seeks contracts for interior finish out construction activities.

The Company will provide its services to businesses constructing new buildings, and managers or contractors seeking to remodel existing structures. Whereas rough out construction is most often used in the construction of new buildings, finish out construction can be performed on any existing structure. The Company does not believe that it will be as subjected to the cyclical nature of constructing new buildings as pure rough out concerns because it will offer its services to existing structures as well. However, of this, the Company cannot be certain, and its business is still subject to seasonal and economic factors and uncertainty.

The  Company  competes  in  a rapidly  growing  market  with  low
barriers  to  entry and a large number of competitors.   However,
the Company believes that it can succeed in its market niche for the following reasons:

1. The Company believes it can meet its clients' expectations for skilled, knowledgeable workers and quality service at a low price.

2. For commercial, residential, and industrial developers and property owners the cost of outsourcing build-outs and finish work is less than the cost of adding permanent positions to perform such tasks.

The Company plans to market its services to local construction companies and contractors that manufacture or remodel homes, apartments, office buildings, and retail stores. Other target groups for the Company's marketing efforts include builder architects, developers, real estate and licensing agents, construction specialists, and mortgage lenders.

To date, Joshua Tree has commenced a tenant improvement project and engaged in competitive bidding on approximately 2-3 other projects. The Company is currently using a Class B2 General Contractor's License (General Building - Residential and Small Commercial) of one of its directors (License #36579). However, Joshua Tree is awaiting assignment of its own General Contractor's License number.


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The  Company owns a variety of tools for general use on projects,
for   which  it  expects  to  be  contracted.   Additional  heavy
equipment that the Company does not own will be leased or rented on a per project basis. The inventory and materials - such as lumber, ceramic tile, and fixtures - will be purchased on a per project basis because required quantities vary for each project.

(2)  Distribution Methods of the Products or Services

The Company has not yet fully implemented its marketing objectives, but it expects to do so in the next approximately six
(6) months. These objectives focus on marketing the Company's finishing work and build-out contracting services in the construction industry. The Company intends to accomplish this through the following:

Generating awareness of the Company's services

The Company believes that wide awareness of its services is important in establishing and expanding its customer base. The market for finish-out construction services is competitive. To establish the Company's name in the industry, it must obtain and complete projects, thereby establishing relationships with contractors and construction companies. The Company believes these relationships will generate word of mouth advertising and interest in its services. The Company will actively and aggressively pursue opportunities for contracts as they arise.

The Company has prepared several marketing memoranda, which it distributes to target marketing audiences, such as architects, real estate developers, and mortgage lenders. In the future, the Company may launch an advertising campaign in traditional media, such as newspapers and trade magazines.

Ensuring the highest quality workmanship

The Company believes that customer satisfaction and loyalty will be heavily influenced by the customer's experience with the Company's services and workmanship. Joshua Tree intends to enhance its appeal to clients and contractors by attracting and retaining skilled and experienced employees. Moreover, the Company will sponsor the enrollment of its employees in workshops offered by larger construction or repair organizations. The Company believes that, at present, it competes favorably in this category.

Pursuing strategic alliances

Joshua Tree will pursue strategic alliances with established companies. The Company believes that such alliances may result in synergistic opportunities, allowing it to gain additional insight and expertise. This, in turn, may increase penetration in new markets and improve the Company's growth prospects. However, the Company so far has not signed any specific agreements and cannot guarantee that any agreements will be effected.

The Company may spread financial and operational risk by participating in construction joint ventures for the purpose of bidding and, if awarded, performing on projects. Such joint ventures are typically based on a standard joint venture agreement whereby each of the joint venture participants is committed to supply a predetermined percentage of capital, as required, and to share in the same predetermined percentage of income or loss of the project on a joint and several basis. Although joint ventures tend to spread the risk of loss, the Company's initial obligations to the venture may increase if one of the other participants is financially unable to bear its portion of costs and expenses.


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(3)  Status of any announced new product or service

The Company has recently established a wholly owned subsidiary, Joshua Tree Finishers, LLC, which management intends to equip with a class C-3 contractors license. Management intends to apply for and receive the C-3 license, which will enable Joshua Tree Finishers, LLC to perform maintenance, carpentry, and cabinet work for build-out and finish work construction projects.

(4)  Industry background

The construction business is highly competitive. Competition is based primarily on price, reputation for on-time completion, quality, reliability, and financial strength of the contractor. The Company faces competition from large general contractors and from smaller local contractors, some of which may have greater financial resources. However, the Company believes that its technical, managerial, and financial resources are sufficient to establish a positive reputation and a strong competitive position.

The  building  markets  in  which the  Company  participates  are
dependent  on  economic  and  demographic  trends,  as  well   as
governmental  policy  decisions  as  they  impact  the   specific
geographic markets.

Progress on projects in certain areas may be delayed by weather conditions depending on the type of project, stage of completion, and severity of the weather. Such delays, if they occur, may result in more volatile operating results.

In the normal course of business, the Company will periodically evaluate its current markets in order to identify (a) any growing markets where the Company may successfully compete and (b) any markets, which are no longer economically attractive. This periodic review will determine the Company's decisions to enter or exit certain markets.

(5)  Raw Materials

Construction and other materials used in the Company's activities are available locally from multiple sources and have been in adequate supply during recent years. The Company does not anticipate any significant impact from material and/or labor shortages or price increases. While the Company's construction business may experience some adverse consequences if materials, labor or equipment become in short supply or significantly more expensive, provisions in certain types of contracts often shift all or a major portion of any adverse impact to the customer. On fixed-price contracts, the Company will attempt to insulate itself from the unfavorable effects of inflation by incorporating escalating wage and price clauses into its construction bids.


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(6)   Customers

Presently, the Company is working on a single tenant-improvement project and is preparing competitive bids for approximately 2-3 projects. Thus, the Company has yet to establish a wide customer base, which it plans to accomplish in the next approximately six
(6) to twelve (12) months. The Company seeks to provide finish work and build-out services to a diverse customer base, with no single customer accounting for a significant portion of the
revenue.   As  a  result  of  emphasis  on  quality  and   worker
reliability,   the   Company  expects  to   maintain   successful
relationships  with  its  customers.   The  Company  expects  its
customers to include:

1.   General contractors;

2.   Construction control companies;

3.   Independent sales representatives;

4.   Real-estate and leasing representatives

5.   Developers;

6.   Architects;

7. Owners, managers, or lessees of retail establishments, office buildings, apartments, condominiums, theaters, and restaurants;

8.   Hotels and casinos;

9.   Manufacturing and processing facilities; and

10.  Government entities.

(7)  Regulation

The Company is subject to a variety of state and local governmental licensing requirements relating to construction activities. As such, members of the board of directors have obtained their general contractors license (B1) and are in the process of obtaining their carpentry, maintenance, and minor repairs license (C-3). Prior to commencing work on a construction project, builders and contractors are required to obtain building permits and, in some jurisdictions, state and local authorities require builders and contractors to obtain demonstrating knowledge of construction, building, fire and safety codes. In order to complete a project and obtain a certificate of occupancy, builders and contractors are required to obtain the approval of local authorities confirming compliance with these requirements.

(8)  Effect of existing or probable government regulations

Regulations governing the construction industry have a significant impact on the Company's operations. The Company already has a variety of state and local licenses required to perform the majority of its tasks. However, there is no guarantee that a federal or state agency will not propose legislation adversely affecting the Company's business or that the licenses the Company believes it has appropriately secured for its business activities are in fact the appropriate ones. The Company's inability to secure any and all appropriate and necessary licenses could have a materially adverse regulatory and financial effect on the Company.


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(9)  Employees

The Company presently has two (2) full-time and one (1) part-time
employees.   The  Company also utilizes a variety of  independent
licenses   contractors,  licensed  sub-contractors,   and   other
licensed professionals.

The Company's employees are not represented by a collective bargaining agreement. The Company has an employment agreement with one of its full-time employees, Glenn Cole, II. The Company believes that its relations with its employees are good. While the Company does not have a stock option or employee benefit plan, it intends to develop such programs once the stability of revenues and cash flow allow it to maintain such a program.

Item 2.    Management's Discussion and Plan of Operation

A.   Management's Plan of Operation

Joshua Tree was organized on July 23, 1999 under the name Joshua
Tree  Finishers,  Inc.  and changed  its  name  to  Joshua  Tree
Construction on July 21, 2000.  To date, the Company has:

1.   organized operations,

2.   capitalized itself through equity offerings,

3. recruited and retained a management team and board of directors,

4. developed a business plan and commenced initial operations, and

5.   acquired a variety of tools to use as needed.

In the initial approximately 13-month operating period ended September 30, 2000, the Company generated an insignificant amount in revenues ($1,600) and no net income and, consequently, is considered in the development stage. The Company's cumulative net losses from July 23, 1999 (inception) to September 30, 2000 were approximately $25,900. The losses resulted from high start-up costs, offset only by minimal revenues. The Company's expenses from July 23, 1999 (inception) to September 30, 2000 were approximately $27,080, of which approximately 92% were general administrative expenses, including consulting and professional fees.

In  the  period  from July 23, 1999 (inception) to September  30,
2000,  the  Company  has  invested  $18,747  into  property   and
equipment.  As of September 30, 2000, the Company has depreciated
$2,187 of that investment.

The Company designates the following as its priorities for the next six (6) to twelve (12) months:

1. securing contracts for finishing and general contractor services;

2. expanding the inventory of tools that may be required to provide additional services; and

3.    developing an advertising and marketing campaign.

Sales growth in the next six (6) to twelve (12) months is important for the Company's plan of operations. However, the Company cannot guarantee that it will generate such growth. If the Company does not generate sufficient cash flow to support its operations in the next twelve (12) to eighteen (18) months, it may require further funding in the form of equity financing via issuance of restricted common stock.

The Company already has an inventory of tools that it deems sufficient for the next six (6) to twelve (12) months. Thus, the Company does not anticipate a need for funding for new tools during this period.


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The  Company  plans to market its services to local  construction companies  and  contractors that manufacture  or  remodel  homes,
apartments,  office buildings, and retail stores.   Other  target
groups  for  the  Company's  marketing  efforts  include  builder
architects,   developers,  real  estate  and  licensing   agents,
construction specialists, and mortgage lenders.

To date, Joshua Tree has commenced a tenant improvement project and engaged in competitive bidding on approximately 2-3 other projects. The Company is currently using a Class B2 General Contractor's License (General Building - Residential and Small Commercial) of one of its directors (License #36579). However, Joshua Tree is awaiting assignment of its own General Contractor's License number.

The Company may experience significant fluctuations in operating results in future periods due to a variety of factors, including the following risks that are discussed at more length elsewhere in this Form 10-SB:

1. The Company has a limited operating history, on which to base estimates of future results.

2. The Company may need to obtain additional financing in order to carry out its business plan.

3.   The Company's market has low barriers to entry.

4.   The Company's competitors have established operations.

5.   The Company may experience difficulty in managing growth.

B.   Capitalization History

The Company's capitalization history is as follows:

1. On July 26, 1999, two founding shareholders purchased 2,000,000 shares of the authorized common stock at par value for cash, or $2,000.00. This original stock offering was made according to Section 4(2) of the Securities Act of 1933, as amended.

2. In February of 2000, the Company completed an offering of 997,300 shares of its common stock to approximately 54 unaffiliated shareholders at a price of $0.05 per share for gross total receipts of $49,865.00. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act.

3. During July 2000, the Company entered into an management agreement with Boyd Bulloch, a shareholder and director, whereby the Company issued 100,000 shares of its $0.001 par value common stock valued at $5,000. Of the total, $100 is considered common stock and $4,900 is considered additional paid-in capital. The $5,000 has been appropriately expensed as consulting fees.

As of the date of this filing, the Company has 3,097,300 shares of its $0.001 par value common voting stock issued and outstanding held by approximately 57 shareholders of record. However, the Company may need to raise additional capital via a public or private offering if the capital requirements are greater than the Company's financial resources. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. The Company cannot guarantee that it can obtain such financing on reasonable terms.

Item 3.    Description of Property

A.   Description of Property


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The  Company's  headquarters are located at  7564  Ortega  Spring
Avenue, Las Vegas, Nevada 89128. The office space is provided by the officers and directors at no cost indefinitely on an as needed basis. This space consists of approximately 250 square
feet  and  contains  a desk, a computer, and  a  telephone.   The
Company uses this space primarily to make or receive phone calls and manage operations.

The Company believes that the space it currently uses is sufficient to meet its operating requirements. However, should such a need arise, the Company believes it can secure additional office and storage space at reasonable prices.

Currently, there are no proposed programs for the renovation, improvement, or development of the property used by the Company.

Item 4.    Security Ownership of Management and Others and
           Certain Security Holders

A.    Security  Ownership of Management and  Others  and  Certain
      Security Holders

The following table sets forth, as of the date of this Registration Statement, certain information regarding the beneficial ownership of the common stock of the Company by (a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of the directors and executive officers, and (c) all of the directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

Name and Address      Position          Shares          Percentage of
                                        Beneficially    Shares
                                        Owned           Outstanding

David M. Rooker       President and     1,000,000       32.29%
7564 Ortega Spring    CEO
Avenue
Las Vegas, Nevada
89128

Amy L. Rooker         Secretary and     1,000,000       32.29%
7564 Ortega Spring    Treasurer
Avenue
Las Vegas, Nevada
89128

Boyd Bulloch          Director          100,000         3.23%
821 East Lone
Mountain Road
North Las Vegas,
Nevada 890301

All executive                           2,100,000       67.80%
officers and
directors as a group
(6 persons)

B.   Persons Sharing Ownership of Control of Shares

No person other than Mr. David M. Rooker and Mrs. Amy L. Rooker owns or shares the power to vote five percent (5%) or more of the Company's securities.

Item 5.    Directors, Executive Officers, Promoters and Control
           Persons


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A.         Directors, Executive Officers, Promoters and Control Persons

The following table sets forth certain information with respect to each of the Company's executive officers or directors:

Name             Age   Position               Holding Position
                                              Since

David M.         30    President, CEO, and    July 26, 1999
Rooker                 Director

Amy L. Rooker    26    Secretary, Treasurer,  July 26, 1999
                       and Director

Boyd Bulloch     66    Director               July 10, 2000

Garyn L.         35    Director               June 1, 2000
McAnally

Glenn Cole II    29    Director               June 1, 2000

Glenn Cole       49    Director               June 1, 2000


B.   Work Experience

David M. Rooker, President and Director - Mr. Rooker has 14 years of experience in the construction industry, specializing in finishing work. Specific areas of expertise include laminate, corian, and ceramic tile countertops. In addition, Mr. Rooker is skilled in floor and wall tile work, such as Masonite- and fiberglass-reinforced panel wallboard and shower enclosures. Recently, he was part of other contractor's multiple finishing and remodeling projects on tract housing, multi-family units, and retail stores. The largest of these projects involved approximately 1,400 rooms in the MGM Grand Hotel and Casino and six cafeteria counter-tops in an Intel Computer Building.

Amy L. Rooker, Secretary, Treasurer, and Director - Mrs. Rooker brings to Joshua Tree Construction, Inc. seven years of financial management experience in the construction industry. She has specific expertise overseeing contracts, keeping financial records, scheduling and tracking construction projects, assisting in breaking down the cost of a project, pricing the prospective construction work, and proposing bids on behalf of the contractor. From 1991 and until the formation of Joshua Tree, Mrs. Rooker worked for a sole proprietorship in the same line of business as that of the Company. Mrs. Rooker works for Joshua Tree on a part-time basis only.

Boyd C. Bulloch, Director - Having graduated from Boulder City High School in 1952, Mr. Bulloch is a long time resident of Nevada. Mr. Bulloch attended Brigham Young University where he received a Bachelors of Science degree in Accounting with minors in Banking and Finance. Mr. Bulloch worked for a Nevada branch of State Farm Insurance as an agent from 1958 until 1963. In 1961, Mr. Bulloch was elected to the North Las Vegas City Council and appointed to the Clark County Health Board. Further, Mr. Bulloch was appointed by three governors to the Clark County Ground Water Board where he served as Chairman for twelve years. Finally, Mr. Bulloch served four years as the Director and Treasurer to the Las Vegas Valley Water District Board. Currently, Mr. Bulloch's business interests include 70 acres of property, which he purchased and developed in North Las Vegas. Mr. Bulloch has built four housing subdivisions and two trailer parks. Mr. Bulloch holds a City of North Las Vegas contractors license, State of Nevada Life, Health, Property, Casualty, and Surety License, and State of Nevada "A" and "B" licenses.

Garyn L. McAnally, Director - Mr. McAnally has been involved in the construction industry for over 15 years. He has experience in cabinet making, specifically in construction and design. Mr. McAnally is familiar with various levels of residential and commercial construction and has applied his knowledge in the construction business in areas including plumbing, framing, stucco, electrical, drywall, and interior finish work. Mr. McAnally also has personnel and back office experience including bidding on contracts, managing personnel and payroll, and working with vendors. For the past fifteen years, Mr. McAnally has worked for Capital Cabinet Corporation, where he was originally hired as a Lead Saw Operator in 1985. In 1987, Mr. McAnally was promoted to Shop Foreman with responsibilities ranging from training personnel to overseeing production. In 1990, Mr. McAnally was promoted to the position of Shop Supervisor with responsibilities including supervision of all personnel in every department, organizing and scheduling production and manufacturing, setting up and delivering finished products, and installing counter-tops. For the last two years, Mr. McAnally has worked as the Production Manager for Capital Cabinet Corporation.

Glenn Cole II, Director - Mr. Cole has been involved in the construction industry for over 11 years. After graduating from high school, he was employed by a leading manufacturer of spiral stairs. His responsibilities as an assistant branch manager included layout and design of custom and pre-fabricated spiral stairs, customer service, supervision of employees, basic accounting, and warehouse management. Concurrently, he held the position of lead installer. He was responsible for all custom installations, meetings with homeowners and general contractors, and quality control. After working in those positions for more than five years, he was offered a job with a general contractor. Most recently, Mr. Cole was employed by West Hills Construction, originally hired a Journeyman Carpenter. In that position, Mr. Cole's was responsible for all carpentry work - both rough and finish - in residential and commercial jobs. Mr. Cole quickly expanded his knowledge in other trades including electrical, HVAC, concrete, drywall, stucco, etc. After being promoted to Job Foreman, Mr. Cole's level of responsibility increased on the management side of construction. Mr. Cole oversaw various subcontractors, met with owners and pulled building permits. Finally, as superintendent, Mr. Cole's added responsibilities included estimating jobs, writing change orders, overseeing jobs ranging from $50,000 to $2,500,000 with up to 35 tradesmen.

Glenn Cole, Director - Mr. Cole has been employed in the construction industry during the last nine years. Mr. Cole has worked as a Foreman for West Hills Construction. As such, Mr. Cole has experience with remodeling homes, commercial tenant improvements, and building commercial tilt-ups. Mr. Cole's experience as a foreman has provided him with a background in digging footings, building forms, tying re-bar, pouring concrete, rough framing, electrical, plumbing, drywall, and finish cabinetry. On a daily basis, Mr. Cole works with city inspectors and civil engineers.

C.   Family Relationships

Mr. David Rooker and Mrs. Amy Rooker are married.  Glenn Cole  is
Amy  Rooker's father.  Glenn Cole II is Amy Rooker's brother  and
Glenn Cole's son.

Item 6.    Executive Compensation

A.         Remuneration of Directors and Executive Officers

The Company currently has an employment agreement with only one of its employees, Glenn Cole, II. However, the Company expects to sign employment agreements with each executive officer in the next approximately six (6) months. All executive officers prior to the date of this Registration Statement did not draw a formal salary or similar compensation from the Company. Over the next twelve (12) months, however, as revenues and cash flow allow, each executive officer is expected to draw annual compensation in the following approximate amounts:

Name                    Capacities in which   Approximate Annual
                        Remuneration was      Compensation
                        Recorded

David M. Rooker         President and CEO     $24,000

Amy L. Rooker           Secretary and         $10,000
                        Treasurer

Glenn Cole II           Director              $72,800 (1)

Boyd Bulloch            Director              None (2)

Garyn L. McAnally       Director              None

Glenn Cole              Director              None

(1)  Compensation for Glenn Cole, II is based on an Employment
     Agreement attached hereto as Exhibit 10(a).

(2) Boyd Bulloch will be receiving compensation in the form of a two and one-half percent (2.5%) override. See Exhibit 10(b) for a copy of Mr. Bulloch's Management Agreement.

The Company does not currently have an employee stock option plan. However, the Company will likely grant shares of common stock and/or options to purchase common stock to its officers and directors either as additional incentive in long-term employment agreements or in lieu of annual salaries.

B.   Compensation of directors

There were no arrangements pursuant to which any director was compensated for the period from July 23, 1999 to June 30, 2000, for services provided as a director. However, Management signed an agreement with Boyd Bulloch on July 10, 2000 providing compensation in the amount of a two and one-half percent override on gross revenue generated from each project undertaken by Joshua Tree Construction, Inc. as well as the issuance of 100,000 shares of restricted common stock in consideration of Mr. Bulloch foregoing a salary for his services.

Item 7.    Certain Relationships and Related Transactions

On July 23, 1999, the Company was incorporated as Joshua Tree Finishers, Inc. On July 26, 1999, the initial meeting of the Board of Directors convened. At that meeting, the Company accepted written offers from the following individuals: David M. Rooker to purchase a total amount of 1,000,000 shares of common stock, par value $0.001 per share, and Amy L. Rooker to purchase a total amount of 1,000,000 shares of common stock, par value $0.001 per share.

On August 16, 1999, the Company initiated an offering of securities in accordance with Regulation D, Rule 504, and sold exactly 997,300 shares of common stock, at $0.05 per share to 54 shareholders of record. The offering was formally closed and all subscriptions were accepted on or before January 31, 2000. The Company's shares are not currently traded on a public exchange. The Company has voluntarily submitted this Registration Statement with the Commission with the goal of establishing a fully reporting status.

During July 2000, the Company entered into a management agreement with Boyd Bulloch, a shareholder and director, whereby the Company issued 100,000 shares of its $0.001 par value common stock valued at $5,000. Of the total, $100 is considered common stock and $4,900 is considered additional paid-in capital. The $5,000 has been appropriately expensed as consulting fees

On  July 21, 2000, the Company changed its name from Joshua  Tree
Finishers,  Inc. to Joshua Tree Construction, Inc.  Additionally,
Joshua Tree Construction, Inc. established Joshua Tree Finishers,
LLC as its wholly owned subsidiary.

Item 8.    Description of Securities

The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of $0.001 par value preferred stock. As of the date of this Registration Statement, the Company had 3,097,300 shares of common stock issued and outstanding. To date, the Company has not issued preferred stock.

The holders of shares of the Company's common stock are entitled to one vote for each share on all matters on which the holders of common stock are entitled to vote. There is no cumulative voting for the election of directors. Subject to the rights of any outstanding shares of preferred stock, the holders of the common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of the common stock are entitled to share ratably in the Company's net assets upon liquidation or dissolution after payment or provision for all liabilities and the preferential liquidation rights of any shares of preferred stock then outstanding. The holders of common stock have no pre-emptive rights to purchase any shares of any class of stock. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant hereto will be, upon payment therefor, fully paid and non-assessable.

The transfer agent for the common stock is Pacific Stock Transfer
Company,  5844  S. Pecos Road, Suite D, Las Vegas, Nevada  89120,
(702) 361-3033.

                             Part II

Item 1.    Market for Common Equity and Related Stockholder
           Matters

A.         Holders

As of the date of this Registration Statement, the Company has approximately 57 shareholders of record.

B.         Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and other periodic reports as it may determine to be appropriate or as may be required by law. The Company is filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation, and certain other requirements by the Securities Exchange Act of 1934.
Consequently, the Company will voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.

C.         Transfer Agent and Registrar

The Transfer Agent for the Company's common voting stock is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos,
Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

D.         Penny-Stock Limitations

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with trades in any stock defined as a "penny stock." The Securities and Exchange Commission (the "Commission") has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has:
(i) net tangible assets of at least $2,000,000 if such issuers has been in continuous operation for more than three years, (ii) net tangible assets of at least $5,000,000 if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000 if such issuer has been in continuous operation for less than three years.

Unless exempt, for any transaction in a penny stock, the new rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure also has to be made about commissions payable to both the broker/dealer and the registered representative and current quotations of the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Non-Nasdaq stocks would not be covered by the definition of penny stock for
(i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operation for three years);
(ii) transaction in which the customer is an institutional accredited investor; and (iii) transactions that are not recommended by the broker/dealer.

Because the Company's common stock will likely fall inside the scope of the definition of a penny stock, the market liquidity for the Company's securities could be severely affected. As a result, the regulations on penny stocks could limit the ability of broker/dealers to trade the Company's securities and thus the ability of purchasers to sell the Company's securities in the secondary market.

Item 2.    Legal Proceedings

Currently, the Company is not involved in any legal proceedings nor does it have any knowledge of any threatened litigation.

Item 3.    Changes in and Disagreements with Accountants

The Company has had no disagreements with its independent accountants.

Item 4.    Recent Sale of Unregistered Securities

The following describes all transactions, in which the Company sold securities without registration within the past three fiscal years:

On July 26, 1999, the Company sold 2,000,000 shares of common stock to two purchasers for an aggregate sales price of $2,000. As that was a private transaction offered only to the Company's founders, it was a transaction by an issuer not involving any public offering. Those shares were exempt from registration under Section 4(2) of the Securities Act of 1933.

On January 31, 2000, the Company completed an offering of shares pursuant to Rule 504 under the Securities Act of 1933, as amended, in which it sold 997,300 shares of common stock to approximately 54 unaffiliated shareholders of record. Those shares were sold at a price of $0.05 per share. The offering was registered with the State of Nevada on October 28, 1999. The offering was sold exclusively in said state in which it was registered. The Company sold less than $1,000,000 in a twelve-month period. That offering was sold on a best efforts basis without an underwriter, and therefore no underwriting discounts or commissions were paid in that offering. The Company has a specific business plan, is not an open ended investment company and, at the time of the 504 offering, was not subject to the reporting requirements of Sections 13 or 15(d) of the Act.

During July 2000, the Company entered into an management agreement with Boyd Bulloch, a shareholder and director, whereby the Company issued 100,000 shares of its $0.001 par value common stock valued at $5,000. Of the total, $100 is considered common stock and $4,900 is considered additional paid-in capital. The $5,000 has been appropriately expensed as consulting fees.

Item 5.    Indemnification of Directors and Officers

The Company's Articles of Incorporation and its Bylaws provide for the indemnification of a present or former director or officer. The Company indemnifies any of its directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at the Company's request as one of its officers or directors. The Company may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of the Company's directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, the Company's best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.

                            Part F/S

Item 1.    Financial Statements

The following documents are filed as part of this report:

Report of G. Brad Beckstead, CPA                                    22

Balance Sheet as of September 30, 2000 and December 31, 1999        23

Statement of Operations for the period from August 1, 1999
(Inception) to September 30, 2000                                   24

Statement of Stockholder's Equity for the period from August 1,
1999 (Inception) to September 30, 2000                              25

Statement of Cash Flows for the period from August 1, 1999
(Inception) to September 30, 2000                                   26

Notes to Financial Statements                                       27

                 Joshua Tree Construction, Inc.
             [Formerly Joshua Tree Finishers, Inc.]
                  (A Development Stage Company)

                         Balance Sheets
                              as of
                       September 30, 2000
                               and
                        December 31, 1999

                               and

                      Statements of Income,
                    Stockholders' Equity, and
                           Cash Flows
                         for the period
                    July 23, 1999 (Inception)
                      To September 30, 2000

                        TABLE OF CONTENTS





                                                       PAGE

Independent Auditor's Report                              22

Balance Sheet                                             23

Income Statement                                          24

Statement of Stockholders' Equity                         25

Statement of Cash Flows                                   26

Footnotes                                                 27

G. BRAD BECKSTEAD
Certified Public Accountant
                                              330 E. Warm Springs
                                              Las Vegas, NV 89119
                                                     702.528.1984
                                              425.928.2877 (efax)

                  INDEPENDENT AUDITOR'S REPORT


Board of Directors
Joshua Tree Construction, Inc.
[Formerly Joshua Tree Finishers, Inc.]
Las Vegas, NV

I have audited the Balance Sheets of Joshua Tree Construction, Inc. (the "Company") (A Development Stage Company), as of September 30, 2000 and December 31, 1999, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period July 23, 1999 (Date of Inception) to September 30, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joshua Tree Construction, Inc., (A Development Stage Company) as of September 30, 2000 and December 31, 1999, and the results of its operations and cash flows for the period July 23, 1999 (Date of Inception) to September 30, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 6 to the financial statements, the Company has had limited operations and have not fully commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  G. Brad Beckstead

December 15, 2000

                 Joshua Tree Construction, Inc.
             [Formerly Joshua Tree Finishers, Inc.]
                  (a Development Stage Company)
                          Balance Sheet

                                             September     December
                                             30,           31,
                                             2000          1999
Assets

Current assets:

          Cash                               $11,330       $1,173

          Prepaid expenses                     1,275            -

Total current assets                          12,605        1,173

Property, plant & equipment, net              16,560            -

                                             $29,165       $1,173

Liabilities and Stockholders' Equity

   Stockholders' Equity:

 Preferred stock, $0.001 par value,                -            -
   5,000,000 shares authorized, zero
   shares issued and outstanding

 Common stock, $0.001 par value, 20,000,000    3,097        2,000
   shares authorized, 3,097,300 and
   2,000,000 shares issued and outstanding
   as of 9/30/00 and 12/31/99,
   respectively

 Additional paid-in capital                   51,968            -

 Deficit accumulated during development      (25,900)        (827)
   stage

   Total stockholders' equity                 29,165        1,173

Total Liabilities and Stockholders'          $29,165       $1,173
Equity


 The accompanying notes are an integral part of these financial statements.

                 Joshua Tree Construction, Inc.
             [Formerly Joshua Tree Finishers, Inc.]
                  (a Development Stage Company)
                     Statement of Operations

                         For the periods ended   July 23,1999
                         September    December   (Inception) to
                         30,          31,        September
                         2000         1999       30,2000




Revenue                  $       -      $1,600     $1,600
Cost of goods sold               -         420        420

Gross profit                     -       1,180      1,180

Expenses:
Depreciation expense         2,187           -      2,187
General administrative      22,886       2,007     24,893
expenses

Total expenses              25,073       2,007     27,080

Net loss                  $(25,073)      $(827)  $(25,900)

Weighted average number
of                       2,884,467   2,000,000  2,567,550
common shares outstanding

Net loss per share          $(0.01)     $(0.00)    $(0.01)



 The accompanying notes are an integral part of these financial statements.

                 Joshua Tree Construction, Inc.
             [Formerly Joshua Tree Finishers, Inc.]
                  (a Development Stage Company)
          Statement of Changes in Stockholders' Equity

                                                   Deficit
                                                   Accumulated
                                       Additional  During        Total
                    Common Stock       Paid-in     Development   Stockholders'
                  Shares      Amount   Capital     Stage         Equity

August 1999       2,000,000   $2,000        $-           $-       $2,000
Founders shares

Net loss                                               (827)        (827)
July 23, 1999
(inception) to
December 31, 1999

Balance,          2,000,000    2,000         -         (827)       1,173
12/31/99

February 2000                    997    47,068                    48,065

Issued for cash     997,300
pursuant to 504
offering

July 2000           100,000      100     4,900                     5,000
Issued for
Services

Net loss                                            (25,073)     (25,073)

Balance, 9/30/00  3,097,300   $3,097   $51,968     $(25,900)     $29,165

 The accompanying notes are an integral part of these financial statements.



                 Joshua Tree Construction, Inc.
              [Formerly Joshua Tree Finishers, Inc.
                  (a Development Stage Company)
                     Statement of Cash Flows


                                                       July 23,1999
                               For the periods ended   (Inception)
                               September    December   to September
                               30,          31,        30,
                               2000         1999       2000


Cash flows from operating activities

Net loss                       $(25,073)      $(827)    $(25,900)

Stock issued for services          5,000           -        5,000

Depreciation expense               2,187           -        2,187

Increase in prepaid expenses     (1,275)           -      (1,275)

Net cash used by operating      (19,161)       (827)     (19,988)
activities

Cash flows from investing activities

Purchase of fixed assets        (18,747)           -     (18,747)

Net cash used by investing      (18,747)           -     (18,747)
activities

Cash flows from financing activities

Issuance of common stock          48,065       2,000       50,065

Net cash provided by              48,065       2,000       50,065
financing activities

Net increase in cash              10,157       1,173       11,330

Cash - beginning                   1,173           -            -

Cash - ending                    $11,330      $1,173      $11,330

Supplemental disclosures:

Interest paid                       $  -      $    -       $    -

Income taxes paid                   $  -      $    -       $    -

Non-cash transactions:
Stock issued for services         $5,000      $    -       $5,000

Number of shares issued for      100,000           -      100,000
services

 The accompanying notes are an integral part of these financial statements.


                 Joshua Tree Construction, Inc.
             [Formerly Joshua Tree Finishers, Inc.]
                  (A Development Stage Company)
                            Footnotes

Note 1 - History and organization of the company

The Company was organized July 23, 1999 (Date of Inception) under the laws of the State of Nevada. The Company has had limited operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

On July 21, 2000 the Company changed its name from Joshua Tree
Finishers, Inc. to Joshua Tree Construction, Inc.

The Company is in the process of becoming a class B general contractor in the State of Nevada and will specialize in small general construction projects, tenant improvements, and construction finish work.

Note 2 - Summary of significant accounting policies

  1. The Company uses the accrual and completed contract methods of accounting.

  2. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

  3. The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 2000 and December 31, 1999.

  4. Property plant and equipment is depreciated utilizing the straight-line method of depreciation and on the following basis:

                    Construction equipment   5 years
                    Computer equipment       5 years
                    Vehicles                 5 years

  5. Earnings per share (EPS) is computed using the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock and warrants, basic and diluted EPS are the same. The Company had no dilutive common stock equivalents such as stock options as of September 30, 2000 and December 31, 1999.

  6. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

  7. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

  8.   The Company has adopted December 31 as its fiscal year end.

                 Joshua Tree Construction, Inc.
             [Formerly Joshua Tree Finishers, Inc.]
                  (A Development Stage Company)
                            Footnotes

Note 3 - Property plant and equipment

The Company acquired the following equipment during the period ended September 30, 2000:

                    Construction equipment    $   3,686
                    Office equipment              2,081
                    Vehicle                      12,980
                                                 18,747

Depreciation expense for the period ended September 30, 2000 totaled $2,187.

Note 4 - Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

There is no provision for income taxes for the year ended
September 30, 2000, due to the net loss and no state income tax in Nevada.

Note 5 - Stockholders' Equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

During August 1999, the Company issued 2,000,000 shares of its $.001 par value common stock to founders of the Company for cash in the amount of $2,000. Of the total, $2,000 is considered common stock and there is no additional paid-in capital.

During February 2000, the Company closed its Rule 504 of the 1933 Securities and Exchange Act offering whereby it sold 997,300 shares of $.001 par value common stock at $.05 per share to outside investors for total cash net of offering costs of $48,065. Of the total, $997 is considered common stock, and $47,068 is considered additional paid-in capital.

During July 2000, the Company entered into a management agreement with Boyd Bulloch, a shareholder and director, whereby the Company issued 100,000 shares of its $0.001 par value common stock valued at $5,000. Of the total, $100 is considered common stock and $4,900 is considered additional paid-in capital. The $5,000 has been appropriately expensed as consulting fees.

There have been no other issuances of common or preferred stock.

Note 6 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not significantly conducted its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. If additional capital is needed the officers have committed to make cash advances to the Company to cover its operating costs. The cash advances do not bear any interest.

                 Joshua Tree Construction, Inc.
             [Formerly Joshua Tree Finishers, Inc.]
                  (A Development Stage Company)
                            Footnotes


Note 7 - Related party transactions

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 8 - Commitments

Pursuant to the management agreement with Mr. Bulloch disclosed in Note 7 above, the Company has a commitment to pay two and one-half percent (2-1/2%) of its gross revenues to Mr. Bulloch for management and advisory services. As of September 30, 2000, the Company has not accrued or expensed any amount pursuant to the agreement.

Note 9 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 10 - Subsequent events

The Company is in the application phase of obtaining its Class B general contractor's license with the State of Nevada. The Company is operating under the license of one of its directors until such time as the State of Nevada issues the appropriate license to the Company.

The Company has secured contracts for tenant improvements amounting to approximately $20,000 during the period subsequent to the issuance of the Company's financial statements dated
September 30, 2000.

                            Part III

Item 1.  Index to Exhibits

Exhibit  Name and/or Identification of Exhibit
Number


   3.    Articles of Incorporation & By-Laws

         (a)  Articles of Incorporation of the Company filed
              July 23, 1999

         (b)  By-Laws of the Company adopted July 26, 1999

         (c)  Amended Articles of Incorporation

         (d)  Articles of Organization of Joshua Tree Finishers,
              LLC.

  10.    Material Contracts

         (a)  Employment Agreement between Joshua Tree
              Construction, Inc. and Glenn Cole, II, dated November
              14, 2000.

         (b)  Management and Stock Purchase Agreement between
              Joshua Tree, Inc. and Boyd Bulloch, dated July 29,
              2000.

  21.    Subsidiaries of the Small Business Issuer

  27.    Financial Data Schedule of Joshua Tree Construction,
         Inc. ending June 30, 2000

                           SIGNATURES

In  accordance with Section 12 of the Securities Exchange Act  of
1934,  the  registrant caused this registration statement  to  be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.

                 Joshua Tree Construction, Inc.
                          (Registrant)

Date:     January 16, 2001


By:  /s/ David M. Rooker

     David M. Rooker, Chairman of the Board, President and Chief
     Executive Officer

By:  /s/ Amy L. Rooker

     Amy L. Rooker, Secretary, Treasurer and Director